UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)[1]

REMY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75971M108
(CUSIP Number)
H Partners Management, LLC 888 Seventh Ave. 29th Floor New York, NY 10019 Attn: Rehan Jaffer (212) 265-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75971M108	13D	Page 2 of 9

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
H Partners Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
2,801,264
	9	sole dispositive power

	10	shared dispositive power
2,801,264
11		aggregate amount beneficially owned by each reporting person
2,801,264
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ____

13		percent of class represented by amount in row (11)
8.7%
14		type of reporting person*
OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 3 of 9

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
H Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,657,664
	9	sole dispositive power

	10	shared dispositive power
1,657,664
11		aggregate amount beneficially owned by each reporting person
1,657,664
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ____

13		percent of class represented by amount in row (11)
5.1%
14		type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 4 of 9

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
H Partners Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,657,664
	9	sole dispositive power

	10	shared dispositive power
1,657,664
11		aggregate amount beneficially owned by each reporting person
1,657,664
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ____

13		percent of class represented by amount in row (11)
5.1%
14		type of reporting person*
OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 5 of 9

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rehan Jaffer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		citizenship or place of organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
2,801,264
	9	sole dispositive power

	10	shared dispositive power
2,801,264
11		aggregate amount beneficially owned by each reporting person
2,801,264
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ____

13		percent of class represented by amount in row (11)
8.7%
14		type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 6 of 9

Item 1. Security and Issuer

This Amendment No. 2 on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Shares”) of Remy International, Inc. (the “Issuer”) and, in the manner set forth below, amends and supplements the Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Persons (as defined in the Initial 13D) on October 17, 2014, and as amended by Amendment No. 1 to the Schedule 13D filed on February 5, 2015. The Issuer’s principal place of business is 600 Corporation Drive, Pendleton, Indiana, 46064.

Item 4. Purpose of Transaction

On July 12, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BorgWarner Inc., a Delaware corporation (“Parent”), and Parent’s wholly-owned subsidiary, Band Merger Sub, Inc., a Delaware corporation (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. Concurrently with the execution of the Merger Agreement, the Reporting Persons and their affiliates P H Partners Ltd. and H Offshore Fund Ltd. (each a “Stockholder”) and the Issuer entered into a voting and support agreement (“Voting and Support Agreement”) with Parent. Pursuant to that Agreement, each Stockholder agreed to vote the Shares beneficially owned by them in favor of the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement). In addition, each Stockholder granted Parent a proxy to vote the Shares it beneficially owns for the adoption of the Merger Agreement if, and only if, such Stockholder fails to vote (including through delivery of a proxy to vote) for the adoption of the Merger Agreement and approval of the Merger not less than two business days prior to the meeting at which a vote on such proposal is taken.

In addition, each Stockholder agreed that, during the term of the Agreement, such Stockholder will not directly or indirectly limit its right to control the vote of the Shares beneficially owned by such Stockholder, including by transferring such Shares to a person that is not an affiliate of such Stockholder or of any other Stockholder.  Such transfer restriction falls away at the earlier of the closing of the polls on a proposal to adopt the Merger Agreement and December 12, 2015.

The obligations in the Agreement will terminate upon the earlier of the closing of the merger contemplated by the Merger Agreement, any termination of the Merger Agreement in accordance with its terms, and the delivery of written notice of termination by each Stockholder to Parent following any Fundamental Amendment of the Merger Agreement (defined to include, among other things, an amendment to, or waiver or other modification by the Issuer or Parent of any provision of the Merger Agreement that reduces the amount of the merger consideration or changes the form of the merger consideration).

The Stockholders also agreed to be subject to the same restrictions on the solicitation or initiation of other acquisition proposals and on engaging in discussions regarding such proposals as are applicable to the Issuer’s representatives pursuant to the Merger Agreement. The Issuer signed the Voting and Support Agreement for purposes of acknowledging to and agreeing with H Partners that, in the event of any inconsistency between the Voting and Support Agreement and the previously disclosed Support Agreement entered into by the Issuer with the Reporting

CUSIP No. 75971M108	13D	Page 7 of 9

Persons and Company director Arik Ruchim, dated February 3, 2015, the Voting and Support Agreement will prevail as between the Issuer and the Reporting Persons.

The foregoing summary of the principal terms of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Voting and Support Agreement filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on July 13, 2015 and incorporated herein by reference.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, H Partners Management, LLC may be deemed to beneficially own 2,801,264 Shares of the Issuer, comprising approximately 8.7% of the outstanding Shares of the Issuer.

As of the date hereof, the H Partners LP may be deemed to beneficially own 1,657,664 Shares of the Issuer, comprising approximately 5.1% of the outstanding Shares of the Issuer.

As of the date hereof, H Partners Capital, LLC may be deemed to beneficially own 1,657,664 Shares of the Issuer, comprising approximately 5.1% of the outstanding Shares of the Issuer,

As of the date hereof, Rehan Jaffer may be deemed to beneficially own 2,801,264 Shares of the Issuer, comprising approximately 8.7% of the outstanding Shares of the Issuer.

The foregoing percentages are based on 32,229,940 Shares outstanding as of April 30, 2015, as reported in the Form 10-Q filed by the Issuer on May 6, 2015.

Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.

(b) The Reporting Persons have shared dispositive and voting power over the Shares reported on this Schedule 13D.

(c) The Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 75971M108	13D	Page 8 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Voting and Support Agreement in Item 4 of this Schedule 13D is incorporated herein by reference. The Voting and Support Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons*
2.	Support Agreement, Dated February 3, 2013**
3	Voting and Support Agreement, dated July 12, 2015, filed as Exhibit 10.1 to Schedule 8-K filed by the Issuer on July 13, 2015 and incorporated herein by reference.

*	Previously filed with Initial Schedule 13D.
**	Previously filed as Exhibit 2 to Amendment No. 1 to the Schedule 13D filed on February 5, 2015.

CUSIP No. 75971M108	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2015

H Partners Management, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners, LP
By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

Rehan Jaffer
By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer